Exhibit 99.1
Income Statement by activity
Unaudited

	For the year ended December 31, 2020			For the year ended December 31, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	86,676	86,537	247	108,187	107,976	338
Cost of revenues	75,962	75,931	139	93,164	93,095	196
Selling, general and other costs	5,501	5,484	17	6,455	6,432	23
Research and development costs	2,979	2,979	—	3,612	3,612	—
Result from investments	179	(69)	248	209	(20)	229
Gains on disposal of investments	4	4	—	15	15	—
Restructuring costs	73	73	—	154	154	—
Net financial expenses	988	988	—	1,005	1,005	—
Profit before taxes	1,356	1,017	339	4,021	3,673	348
Tax expense	1,332	1,300	32	1,321	1,283	38
Result from intersegment investments	—	307	—	—	310	—
Net profit from continuing operations	24	24	307	2,700	2,700	310
Profit from discontinued operations, net of tax	—	—	—	3,930	3,930	—
Net profit	24	24	307	6,630	6,630	310

Adjusted EBIT	3,742	3,404	338	6,668	6,321	347
For the year ended December 31, 2019, until its deconsolidation on completion of the sale transaction on May 2, 2019, the Adjusted EBIT related to Magneti Marelli that was excluded from the FCA Group's Adjusted EBIT result was €218 million net of intercompany eliminations. The Adjusted EBIT for Magneti Marelli related to Industrial activities only.

Statement of Financial Position by activity
Unaudited

	At December 31, 2020			At December 31, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	13,055	13,055	—	14,257	14,257	—
Other intangible assets	12,519	12,514	5	12,447	12,442	5
Property, plant and equipment	27,582	27,578	4	28,608	28,605	3
Investments and other financial assets	3,268	3,666	1,825	3,019	3,467	1,549
Deferred tax assets	1,096	1,072	24	1,689	1,660	29
Inventories	8,094	8,076	18	9,722	9,722	—
Assets sold with a buy-back commitment	852	852	—	1,626	1,626	—
Trade receivables	1,581	1,585	143	2,064	2,067	30
Receivables from financing activities	2,416	829	2,329	3,155	1,106	3,176
Tax receivables	184	176	8	466	459	7
Other assets	4,918	4,913	6	5,601	5,594	7
Cash and cash equivalents	23,846	23,691	155	15,014	14,867	147
Assets held for sale	319	319	—	376	376	—
TOTAL ASSETS	99,730	98,326	4,517	98,044	96,248	4,953
Equity and Liabilities
Equity	25,861	25,861	2,221	28,675	28,675	1,995
Employee benefits liabilities	8,920	8,918	2	9,051	9,049	2
Provisions	12,221	12,218	5	14,005	14,000	7
Deferred tax liabilities	1,845	1,845	—	1,628	1,628	—
Debt	21,117	19,857	1,997	12,901	11,278	2,750
Trade payables	20,576	20,575	141	21,616	21,610	26
Other financial liabilities	633	633	—	318	318	—
Tax liabilities	476	458	22	400	378	27
Other liabilities	7,878	7,750	129	9,214	9,072	146
Liabilities held for sale	203	211	—	236	240	—
TOTAL EQUITY AND LIABILITIES	99,730	98,326	4,517	98,044	96,248	4,953

Statement of Cash Flows by activity
Unaudited

	For the year ended December 31, 2020			For the year ended December 31, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss)/profit from continuing operations	24	24	307	2,700	2,700	310
Amortization and depreciation	5,143	5,140	3	5,445	5,442	3
Net losses/(gains) on disposal of non-current assets and other non-cash items	1,173	1,111	(245)	1,545	1,458	(223)
Dividends received	73	95	—	156	161	—
Change in provisions	(434)	(434)	—	(1,744)	(1,742)	(2)
Change in deferred taxes	894	892	2	864	858	6
Change in items due to buy back commitments and GDP vehicles	(249)	(246)	(3)	(65)	(65)	—
Change in working capital	2,559	2,572	(13)	1,869	1,884	(15)
Cash flows (used in)/from operating activities - discontinued operations	—	—	—	(308)	(308)	—
TOTAL	9,183	9,154	51	10,462	10,388	79
CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(8,600)	(8,598)	(2)	(8,385)	(8,383)	(2)
Investments in joint ventures, associates and unconsolidated subsidiaries	(63)	(63)	—	(2)	(2)	—
Proceeds from the sale of tangible, intangible assets and other investments	148	148	—	53	53	—
Net cash proceeds from disposal of discontinued operations	—	—	—	5,348	5,348	—
Net change in receivables from financing activities	396	(124)	520	336	119	217
Change in securities	207	276	(69)	(235)	(235)	—
Other changes	(3)	(5)	2	55	55	—
Cash flows used in investing activities - discontinued operations	—	—	—	(155)	(155)	—
TOTAL	(7,915)	(8,366)	451	(2,985)	(3,200)	215
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	9,087	9,536	(449)	(3,096)	(2,782)	(314)
Distributions paid	—	—	(22)	(3,056)	(3,056)	(5)
Cash flows from financing activities - discontinued operations	—	—	—	325	325	—
TOTAL	9,087	9,536	(471)	(5,827)	(5,513)	(319)
Translation exchange differences	(1,513)	(1,490)	(23)	212	215	(3)
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	8,842	8,834	8	1,862	1,890	(28)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	15,014	14,867	147	12,450	12,275	175
ADD: CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	17	17	—	719	719	—
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	8,842	8,834	8	1,862	1,890	(28)
LESS: CASH AND CASH EQUIVALENTS AT END OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	27	27	—	17	17	—
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	23,846	23,691	155	15,014	14,867	147

Net Cash/(Debt) by activity
Unaudited

	At December 31, 2020			At December 31, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Third parties debt (Principal)	(21,042)	(19,548)	(1,494)	(12,910)	(11,121)	(1,789)
Capital market(1)	(8,660)	(8,329)	(331)	(6,676)	(6,277)	(399)
Bank debt	(10,256)	(9,147)	(1,109)	(3,868)	(2,642)	(1,226)
Other debt(2)	(433)	(380)	(53)	(726)	(564)	(162)
Lease liabilities	(1,693)	(1,692)	(1)	(1,640)	(1,638)	(2)
Accrued interest and other adjustments(3)	(75)	(69)	(6)	9	10	(1)
Debt with third parties from continuing operations (excluding held for sale)	(21,117)	(19,617)	(1,500)	(12,901)	(11,111)	(1,790)
Debt classified as held for sale	(74)	(74)	—	(81)	(81)	—
Debt with third parties including held for sale	(21,191)	(19,691)	(1,500)	(12,982)	(11,192)	(1,790)
Intercompany, net(4)	—	253	(253)	—	792	(792)
Current financial receivables from jointly-controlled financial services companies(5)	113	113	—	83	83	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies, including held for sale	(21,078)	(19,325)	(1,753)	(12,899)	(10,317)	(2,582)
Derivative financial assets/(liabilities), net of collateral deposits (excluding held for sale)(6)	28	28	—	(178)	(178)	—
Current debt securities(7)	238	174	64	480	480	—
Cash and cash equivalents	23,846	23,691	155	15,014	14,867	147
Cash and cash equivalents, current debt securities and Derivative financial assets/(liabilities), net, classified as held for sale	27	27	—	17	17	—
Total Net cash/(debt) including held for sale	3,061	4,595	(1,534)	2,434	4,869	(2,435)
Net industrial cash/(debt) from continuing operations (excluding held for sale)(8)		4,680			4,859
Net industrial cash/(debt) from held for sale(8)		(85)			10
Total Net industrial cash/(debt)		4,595			4,869
________________________________________________________________________________________________________________________________________________
Note: The assets and liabilities of FCA's global cast iron components business have been classified as held for sale within the Consolidated Statement of Financial Position at December 31, 2019 and December 31, 2020.
(1) Includes notes issued under the Medium Term Programme, or MTN Programme, and other notes (€8,329 million at December 31, 2020 and €6,277 million at December 31, 2019) and other debt instruments (€331 million at December 31, 2020 and €399 million at December 31, 2019) issued in financial markets, mainly from LATAM financial services companies.
(2) Includes asset-backed financing, i.e. sales of receivables for which de-recognition is not allowed under IFRS (€41 million at December 31, 2020 and €151 million at December 31, 2019), and other debt.
(3) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest and other amortizing cost adjustments.
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€497 million at December 31, 2020 and €960 million at December 31, 2019) and industrial activities entities' financial payables due to financial services entities (€244 million at December 31, 2020 and €168 million at December 31, 2019).
(5) Financial receivables due from FCA Bank.
(6) Fair value of derivative financial instruments (net negative €4 million at December 31, 2020 and net negative €220 million at December 31, 2019) and collateral deposits (€32 million at December 31, 2020 and €42 million at December 31, 2019).
(7) Excludes certain debt securities held pursuant to applicable regulations (€59 million at December 31, 2020 and €50 million at December 31, 2019).
(8) At December 31, 2020 amounts include net intercompany financial payables due from activities included within assets held for sale of €38 million (net intercompany financial payables due to activities included within assets held for sale of €74 million at December 31, 2019).